Exhibit 99.1

SKF Plan to Acquire Leading French Bearing Company

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 3, 2006--SKF and the owners of the French company SNFA S.A.S have signed a Memorandum of Understanding related to the acquisition by SKF of 100% of the shares of SNFA.

SNFA is a leading manufacturer of bearings for aerospace and machine tool applications. In 2004 SNFA sales were 73,1 MEuro with an operating result of approximately 10 MEuro. The number of employees is approximately 700. Slightly more than half of SNFA's business is attributable to aerospace applications.

SNFA has one manufacturing plant for aerospace bearings located at Valenciennes, outside Paris, employing some 425 people and two plants for manufacturing of high precision bearings located at Turin in Italy and Charfield in the UK. The high precision business employs some 275 people.

SNFA is well known for its high quality, innovative products and strong application engineering. Within aerospace SNFA has a complementary range of products to the existing SKF Aerospace offerings in engine, gearbox, helicopter and airframe bearings. Within the machine tool business, the combination of SKF and SNFA would create a full assortment supplier of high precision angular contact ball bearings and high precision cylindrical roller bearings. The combined entity expects to bring additional value to customers within both areas from a manufacturing and technical point of view.

The acquisition is subject to finalization of a definitive share purchase agreement and merger control clearance by the European Commission and the approval by the French Ministry of Economy, required in respect of foreign investments made in certain French business. The acquisition is expected to be finalized in June 2006.

Goteborg April 3, 2006

Aktiebolaget SKF (publ.)

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